SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D/A

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (Amendment No. 4)*


NAME OF ISSUER:  NATURADE, INC.

TITLE OF CLASS OF SECURITIES:   Common Stock

CUSIP NUMBER:  638910307000


NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
RECEIVE NOTICES AND COMMUNICATIONS:

     Natalie I. Koether, Esq., Rosenman & Colin
     211 Pennbrook Road, P. O. Box 97
     Far Hills, New Jersey 07931                 (908) 766-4101

DATE OF EVENT WHICH REQUIRES FILING:    September 4, 1997


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following: ________

     Check the following if a fee is being paid with the statement: . (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and
for  any  subsequent   amendment   containing   information  which  would  alter
disclosures provided in a prior cover page.

The information required on the remainder of this cover shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

CUSIP NO.:   638910307000


1.       NAME OF REPORTING PERSON:   Pure World, Inc.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
         (a)      (b)   XX

3.       [SEC USE ONLY]

4.       SOURCE OF FUNDS:  WC

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e):   YES          NO   XX

6.       CITIZENSHIP OR PLACE OF ORGANIZATION:   Delaware

7.       SOLE VOTING POWER:   293,999

8.       SHARED VOTING POWER:

9.       SOLE DISPOSITIVE POWER:  293,999

10.      SHARED DISPOSITIVE POWER:

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON:   293,999

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES:   YES           NO   XX

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):   8.92%

14.      TYPE OF REPORTING PERSON:   CO

Item 1.  SECURITY AND ISSUER

     This Amendment No. 4 relates to the Schedule 13D filed on December 13, 1996 in connection with the ownership by Pure World, Inc. ("Pure World") of shares of common stock, par value $.0001 per share ("Shares"), and Class B Warrants ("Warrants"), of Naturade, Inc., a Delaware corporation ("Naturade"). The capitalized terms used in this Amendment, unless otherwise defined, shall have the same meaning as in the original Schedule 13D.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Since the date of the last filing, Pure World has acquired an additional 15,694 Shares at an aggregate purchase price of $61,508.76. On September 4, 1997, Pure World sold 7,000 Shares for $26,844.09. Amounts include brokerage commissions, if any. Pure World purchased the Shares with its working capital.

Item 4.  PURPOSE OF TRANSACTION

     Prior to September 4, 1997, Pure World had acquired 300,000 Shares and 999 Warrants. On September 4, 1997 Pure World sold 7,000 Shares. In the future, Pure World will continue to buy and sell Shares as it deems in its own best interest.

Item 5.  INTEREST  IN  SECURITIES  OF THE ISSUER.

     (a) As of the close of business on September 4, 1997, Pure World beneficially owned 293,000 Shares and 999 Class B Warrants representing in total 8.92% of the 3,297,223 Shares reported as outstanding in the Company's Form 10-Q for the period ended June 30, 1997.

     (b) The information presented in Items 7 through 10 of the cover sheet to this Amendment are incorporated herein by reference.

     (c) Exhibit C annexed hereto sets forth all transactions in Shares and Warrants effected by Pure World in the sixty days preceding the date of this Statement, the dates of such transactions, and the per Share/Warrant purchase price. The transactions reported herein, unless otherwise indicated, were open market transactions effected in the over-the-counter market.

Item 7.  MATERIAL TO BE FILED AS EXHIBITS.

          Exhibit C -  Transactions in Shares/Warrants for the past 60 days not previously reported

                                   SIGNATURE
                                   ---------


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: September 5, 1997


                                   PURE WORLD, INC.



                                   By:/s/ John W. Galuchie, Jr.
                                      --------------------------------
                                      John W. Galuchie, Jr.
                                      Executive Vice President

                                   EXHIBIT C

  Transactions in Shares/Warrants for the Past 60 Days Not Previously Reported


                                NUMBER OF                          PRICE
  DATE                  SHARES/WARRANTS PURCHASED            PER SHARE/WARRANT*
- --------           -----------------------------------       ------------------

Shares:
- -------
07/10/97             1,500                                     $3.75
07/11/97             1,000                                      3.9375
07/17/97             1,694                                      4.00
07/23/97             5,000                                      3.9375
07/31/97             5,000                                      4.00


Class B Warrants:
- ----------------
None





                                NUMBER OF                          PRICE
  DATE                     SHARES/WARRANTS SOLD              PER SHARE/WARRANT*
- --------           -----------------------------------       ------------------

Shares:
- -------
09/04/97             7,000                                     $3.875


Class B Warrants:
- ----------------
None


*   Exclusive of brokerage commissions.
